Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

EDGAR Correspondence

October 25, 2013

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Meridian Fund, Inc. (the “Corporation”)

Post-Effective Amendments Nos. 41-42 under the

Securities Act of 1933 (the “1933 Act”) and

Amendments Nos. 42-43 under the

Investment Company Act of 1940 (the “1940 Act”)

File Nos. 2-90949 and 811-04014

Dear Ms. White:

We are writing, on behalf of the Corporation, to respond to a comment provided by Kimberly Browning to us by telephone on September 27, 2013 and by you on October 19, 2013 in connection with the post-effective amendments to the registration statement filed on August 15, 2013 and August 27, 2013 by the Corporation on behalf of Meridian Small Cap Growth Fund, Meridian Value Fund (now known as Meridian Contrarian Fund), Meridian Equity Income Fund and Meridian Growth Fund, respectively, each a series of the Corporation (each, a “Fund”). In particular, Ms. Browning requested that the Corporation, prior to filing its registration statement pursuant to Rule 485(b) under the 1933 Act, provide the following via Edgar correspondence: (i) completed fees and expenses and example tables required by Item 3 of Form N-1A and (ii) the plans and material agreements entered into by or on behalf of the Funds that the Rule 485(a) filing indicated would be filed by amendment. It was further requested that the Corporation acknowledge that filings made pursuant to Rule 485(a) are to include all material information at the time of filing.

While updated financial information and agreements/plans are typically filed pursuant to Rule 485(b), to address the Staff’s comment, this correspondence includes the completed fees and expenses and example tables required by Item 3 of Form N-1A for each Fund. In addition, attached hereto please find those agreements and plans required by Item 28 of Form N-1A to be filed as part of a registration statement, as applicable, that have not previously been filed by the Corporation in connection with prior filings of the Corporation’s registration statement.

Ms. Alison White

Division of Investment Management

October 25, 2013

MERIDIAN EQUITY INCOME FUND

Shareholder Fees (fees paid directly from your investment)

	Legacy Class Shares	Institutional Class Shares[1]	Advisor Class Shares[1]	Retirement Class Shares[1]
Maximum Sales Charge (Load) on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.94%	0.94%	0.94%	0.94%
Distribution (Rule 12b-1) Fees	0.00%	0.00%	0.25%	0.50%
Other Expenses	0.59%	0.75%	0.75%	0.75%
Shareholder Servicing Fee	0.00%	0.25%	0.25%	0.25%
Other	0.59%	0.50%	0.50%	0.50%

Total Annual Fund Operating Expenses	1.53%	1.69%	1.94%	2.19%

Fee Waivers and/or Expense Reimbursements	(0.28)%	(0.34)%	(0.34)%	(0.34)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.25%	1.35%	1.60%	1.85%

1.	Expenses are based on estimated amounts for the current fiscal year. Institutional Class, Advisor Class and Retirement Class commenced operations on or about the date of this prospectus.
2.	The Investment Adviser has committed to waive and/or reimburse certain expenses so that total annual fund operating expenses will not exceed 1.25% for the Legacy Class, 1.35% for the Institutional Class, 1.60% for the Advisor Class, and 1.85% for the Retirement Class. These expense limitations may not be amended or withdrawn until one year after the date of this prospectus.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Legacy Class shares, Institutional Class shares, Advisor Class shares or Retirement Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same and the Total Annual Fund Operating Expenses After Fee Waiver/and/or Expense Reimbursement shown above will only be in place for the length of the current commitment. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Legacy Class Shares	$127	$456	$808	$1,800
Institutional Class Shares	$137	$499	$886	$1,969
Advisor Class Shares	$163	$576	$1,016	$2,237
Retirement Class Shares	$188	$652	$1,144	$2,497

Ms. Alison White

Division of Investment Management

October 25, 2013

MERIDIAN GROWTH FUND

Shareholder Fees (fees paid directly from your investment)

	Legacy Class Shares	Institutional Class Shares[1]	Advisor Class Shares[1]	Retirement Class Shares[1]
Maximum Sales Charge (Load) on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.76%	0.76%	0.76%	0.76%
Distribution (Rule 12b-1) Fees	0.00%	0.00%	0.25%	0.50%
Other Expenses	0.11%	0.56%	0.56%	0.56%
Shareholder Servicing Fee	0.00%	0.25%	0.25%	0.25%
Other	0.11%	0.31%	0.31%	0.31%

Total Annual Fund Operating Expenses	0.87%	1.32%	1.57%	1.82%

Fee Waivers and/or Expense Reimbursements	N/A	(0.02)%	(0.02)%	(0.02)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.87%	1.30%	1.55%	1.80%

1.	Expenses are based on estimated amounts for the current fiscal year. Institutional Class, Advisor Class and Retirement Class commenced operations on or about the date of this prospectus.
2.	The Investment Adviser has committed to waive and/or reimburse certain expenses so that total annual fund operating expenses will not exceed 1.30% for the Institutional Class, 1.55% for the Advisor Class, and 1.80% for the Retirement Class. These expense limitations may not be amended or withdrawn until one year after the date of this prospectus.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Legacy Class shares, Institutional Class shares, Advisor Class shares or Retirement Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same and the Total Annual Fund Operating Expenses After Fee Waiver/and/or Expense Reimbursement shown above will only be in place for the length of the current commitment. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Legacy Class Shares	$89	$278	$482	$1,073
Institutional Class Shares	$132	$416	$722	$1,588
Advisor Class Shares	$158	$494	$853	$1,866
Retirement Class Shares	$183	$571	$983	$2,136

Ms. Alison White

Division of Investment Management

October 25, 2013

MERIDIAN CONTRARIAN FUND

Shareholder Fees (fees paid directly from your investment)

	Legacy Class Shares	Institutional Class Shares[1]	Advisor Class Shares[1]	Retirement Class Shares[1]
Maximum Sales Charge (Load) on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%	1.00%	1.00%	1.00%
Distribution (Rule 12b-1) Fees	0.00%	0.00%	0.25%	0.50%
Other Expenses	0.16%	0.40%	0.40%	0.40%
Shareholder Servicing Fee[2]	0.00%	0.05%	0.05%	0.05%
Other	0.16%	0.35%	0.35%	0.35%

Total Annual Fund Operating Expenses	1.16%	1.40%	1.65%	1.90%

Fee Waivers and/or Expense Reimbursements	N/A	(0.05)%	(0.05)%	(0.05)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[3]	1.16%	1.35%	1.60%	1.85%

1.	Expenses are based on estimated amounts for the current fiscal year. Institutional Class, Advisor Class and Retirement Class commenced operations on or about the date of this prospectus.
2.	The Fund may pay up to 0.25% for the provision of shareholder services for the Institutional Class, Advisor Class and Retirement Class, but the Fund’s Board of Directors has only authorized the Fund to pay 0.05% at this time. This limitation may not be amended or withdrawn until one year after the date of this prospectus.
3.	The Investment Adviser has committed to waive and/or reimburse certain expenses so that total annual fund operating expenses will not exceed 1.35% for the Institutional Class, 1.60% for the Advisor Class, and 1.85% for the Retirement Class. These expense limitations may not be amended or withdrawn until one year after the date of this prospectus.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Legacy Class shares, Institutional Class shares, Advisor Class shares or Retirement Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same and the Total Annual Fund Operating Expenses After Fee Waiver/and/or Expense Reimbursement shown above will only be in place for the length of the current commitment. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Legacy Class Shares	$118	$368	$638	$1,409
Institutional Class Shares	$137	$438	$761	$1,675
Advisor Class Shares	$163	$515	$892	$1,950
Retirement Class Shares	$188	$592	$1,022	$2,218

Ms. Alison White

Division of Investment Management

October 25, 2013

MERIDIAN SMALL CAP GROWTH FUND

Shareholder Fees (fees paid directly from your investment)

	Legacy Class Shares[1]	Institutional Class Shares[1]	Advisor Class Shares[1]	Retirement Class Shares[1]
Maximum Sales Charge (Load) on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%	1.00%	1.00%	1.00%
Distribution (Rule 12b-1) Fees	0.00%	0.00%	0.25%	0.50%
Other Expenses	0.44%	0.64%	0.64%	0.64%
Shareholder Servicing Fee[2]	0.00%	0.05%	0.05%	0.05%
Other	0.44%	0.59%	0.59%	0.59%

Total Annual Fund Operating Expenses	1.44%	1.64%	1.89%	2.14%

Fee Waivers and/or Expense Reimbursements	(0.24)%	(0.29)%	(0.29)%	(0.29)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[3]	1.20%	1.35%	1.60%	1.85%

1.	Expenses are based on estimated amounts for the current fiscal year.
2.	The Fund may pay up to 0.25% for the provision of shareholder services for the Institutional Class, Advisor Class and Retirement Class, but the Fund’s Board of Directors has only authorized the Fund to pay 0.05% at this time. This limitation may not be amended or withdrawn until one year after the date of this prospectus.
3.	The Investment Adviser has committed to waive and/or reimburse certain expenses so that total annual fund operating expenses will not exceed 1.20% for the Legacy Class, 1.35% for the Institutional Class, 1.60% for the Advisor Class, and 1.85% for the Retirement Class. These expense limitations may not be amended or withdrawn until one year after the date of this prospectus.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Legacy Class shares, Institutional Class shares, Advisor Class shares or Retirement Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same and the Total Annual Fund Operating Expenses After Fee Waiver/and/or Expense Reimbursement shown above will only be in place for the length of the current commitment. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years
Legacy Class Shares	$122	$432
Institutional Class Shares	$137	$489
Advisor Class Shares	$163	$566
Retirement Class Shares	$188	$642

******************************

Ms. Alison White

Division of Investment Management

October 25, 2013

We hope that these responses adequately address your concerns. The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the Corporation’s registration statement filing that is the subject of this letter. The Corporation acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation will respond to the other comments that you and Ms. Browning provided in subsequent correspondence that will be filed with the Corporation’s filing of the post-effective amendment to its registration statement under Rule 485(b). Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Rick Grove

Stephanie Bullington

Paul J. Delligatti

Attachments